Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: September 3, 2014

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated September 3, 2014 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	3.875% Notes due 2024
Ratings*:	Baa1/A-/A
Currency:	USD
Size:	$3,000,000,000
Security Type:	SEC Registered Subordinated Notes
Maturity:	September 10, 2024
Coupon:	3.875%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.375% US Treasury due August 2024
Spread to Benchmark Treasury:	+ 153 basis points
Benchmark Treasury Yield:	2.409%
Price to Public:	99.475% of face amount
Yield to Maturity:	3.939%
Proceeds (Before Expenses) to Issuer:	$2,970,750,000 (99.025%)
Interest Payment Dates:	March 10 and September 10 of each year, commencing March 10, 2015
Business Day:	New York and London
Trade Date:	September 3, 2014
Settlement Date:	September 10, 2014 (T+5)
Denominations:	$2,000 × $1,000
CUSIP/ISIN:	46625HJY7/ US46625HJY71
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	ABN AMRO Securities (USA) LLC
ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Commerz Markets LLC
Fifth Third Securities, Inc.
FTN Financial Securities Corp
ING Financial Markets LLC
Lloyds Securities Inc.
nabSecurities, LLC
Natixis Securities Americas LLC
Santander Investment Securities Inc.
Skandinaviska Enskilda Banken AB (publ)
Standard Chartered Bank Lebenthal & Co., LLC Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Additional Withholding Requirements

The following paragraph supplements the discussion set forth in the Prospectus Supplement under “Certain United States Federal Income and Estate Tax Consequences to Non-United States Persons” and should be considered as a new last paragraph in that discussion under the heading “—Additional Withholding Requirements”:

Under Sections 1471 through 1474 of the Internal Revenue Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any interest income paid on the subordinated notes and, for a disposition of a subordinated note occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—United States Federal Withholding Tax,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these rules and whether they may be relevant to your ownership and disposition of subordinated notes.

Settlement Period: The closing will occur on September 10, 2014 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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